UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

Commission file number: 001-40408

Global-E Online Ltd.

(Translation of registrant’s name into English)

Global-E Online Ltd

25 Basel Street,

Petah Tikva 4951038, Israel

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

The issuer today announced the following appointments, effective as of July 1, 2021:

Ran Fridman has been appointed as the issuer’s Chief Revenue Officer. His primary responsibility will be to oversee all sales and customer success activities around the globe. He will report to the President of the issuer.

Nir Debbi will transition from his current role as the issuer’s Chief Marketing Officer to the issuer’s President. He will retain executive responsibility for sales and customer success (and in this capacity will supervise the newly appointed Chief Revenue Officer) and will devote more time and be responsible for both business development and corporate development.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Global-E Online Ltd.

By:	/s/ Amir Schlachet
Name: Amir Schlachet
Title: Chief Executive Officer

Date: July 1, 2021